EXHIBIT 99.15

CONSENT OF LYCOPODIUM MINERALS CANADA LTD.

CONSENT OF AUTHOR / EXPERT

I, Sohail Samdani, an authorized signatory of Lycopodium Minerals Canada Ltd. (the “Firm”) and a Qualified Person

as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, hereby consent to the use of the Firm’s name in connection with references to the Firm’s involvement in the preparation of the technical report entitled “Séguéla Project, Feasibility Study, Worodougou Region, Cote d’Ivoire”, dated effective May 26, 2021, which details the results of a feasibility study on the Company’s Séguéla gold Project (the “Séguéla Report”), and the information contained in the Séguéla Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2021 filed with the United States Securities and Exchange Commission.

Dated: March 31, 2022

Lycopodium Minerals Canada Ltd.

Per: “Sohail Samdani”

Sohail Samdani, PEng